Exhibit 99.1

Ellomay Capital Consummates the Sale of its Indirect Holdings in Dorad Energy Ltd.

Final Purchase Price is NIS 559.8 Million

Tel-Aviv, Israel, May 10, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today announced the consummation of the sale of its holdings (50%) in Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) to the Amos Luzon Development and Energy Group Ltd. (the “Luzon Group”).

Ellomay Luzon Energy’s main asset is its holding of 33.75% of Dorad Energy Ltd. (“Dorad”). The consideration was based on a Dorad valuation of NIS 4.4 billion, i.e. a valuation of NIS 742.5 million for the Company’s indirect holdings in Dorad, net of 50% of Ellomay Luzon Energy’s net debt (outstanding bank loans minus cash and cash equivalents) in an amount of approximately NIS 182.7 million, resulting in a purchase price of approximately NIS 559.8 million.

Of the consideration received, an amount of approximately NIS 166.2 million was deposited in a bank account pledged to the trustee for the Company’s Series E Secured Debentures as financial collateral for the removal of the pledges placed on the Ellomay Luzon Energy shares sold to the Luzon Group. This amount will be used for the early repayment of the Series E Secured Debentures, scheduled for May 24, 2026, in an amount of approximately NIS 170 million.

Ran Fridrich, CEO and Board member of Ellomay commented: “We are pleased to complete this transaction, which reflects the significant value created through our investment in Ellomay Luzon Energy. The proceeds from the sale will support the development of our growing portfolio of projects and provide enhanced financial flexibility as we execute on our strategic plans. This transaction also enables us to further sharpen our focus on our core business activities as we continue to pursue long-term shareholder value creation.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the outcome of legal proceedings in connection with Dorad Energy Ltd., technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, the impact of the continued military conflict between Russia and Ukraine, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com